Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

LATEST NEWS: ergy recognized as a World's Most Ethical Company® for eighth time // Florida Power & Light files to reduce customer rates //

A More Affordable Clean Energy Future for Hawaii

That's what Hawaiian Electric, which includes Maui Electric and Hawaii Electric Light, will deliver as part of the NextEra Energy family. The NextEra Energy family is the world's largest generator of renewable energy from the wind and the sun and has been recognized among the top 10 companies worldwide for innovativeness and community responsibility on Fortune's 2015 list of "World's Most Admired Companies"

NextEra Energy and Hawaiian Electric share a common vision – a clean energy future with lower customer bills. Hawaiian Electric has filed plans with the PUC to enhance Hawaii's energy future by lowering electric bills, giving customers more service options and nearly tripling the amount of distributed solar, while achieving one of the nation's highest levels of renewable energy by 2030.

NextEra Energy supports Hawaiian Electric's goals, and is committed to modernizing Hawaii's electric grids, reducing Hawaii's dependence on imported oil, integrating more rooftop solar energy, and importantly, lowering customer bills.

Joining with NextEra Energy provides Hawaiian Electric with the added capacity, resources and access to deep operational expertise to strengthen and **accelerate Hawaii's clean energy transformation**, while **delivering substantial customer benefits, including lower costs**.

COME JOIN US – APRIL INFORMATIONAL OPEN HOUSES

NextEra Energy and Hawaiian Electric will be hosting a series of informational open houses across Hawaii to allow residents the opportunity to provide input and learn more about NextEra Energy and the benefits of the proposed merger. Click here to learn more

SAVING OUR CUSTOMERS MILLIONS ON THEIR ELECTRIC BILLS

That's the power of this partnership. Hawaiian Electric customers will benefit from approximately $60 million in cumulative savings, as well as NextEra Energy's commitment to not file for a general base rate increase for at least four years. Together, Hawaiian Electric and NextEra Energy will deliver significant value and savings to customers.

READ MORE:

- NextEra Energy and Hawaiian Electric Companies to Host Open House Informational Meetings Across Hawaii
- NextEra Energy named to Fortune's 2015 list of 'World's Most Admired Companies'
- NextEra Energy recognized as a World's Most Ethical Company® for eighth time
- Florida Power & Light ranked most reliable of Florida's major electric companies
- Florida Power & Light files to reduce customer rates

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COMMITTED TO DELIVERING SIGNIFICANT VALUE AND SAVINGS TO HAWAIIAN ELECTRIC'S CUSTOMERS

Improving Affordability and Reliability

Along with NextEra Energy's commitment to maintaining and improving the reliability of the Hawaiian Electric Companies' electrical systems over time, customers of the Hawaiian Electric Companies will benefit from:

$60 million in cost savings over 4 years + **4-year Commitment** to not file general base rate increase + **More Savings** from NextEra Energy's size and stronger credit rating = **Customer Savings**

NextEra Energy's electric utility, one of the largest in the nation, has a disciplined, customer-first approach which has resulted in residential bills that are approximately 25 percent lower than the national average and leading service reliability to customers of 99.98 percent. In fact, its utility recently filed a request to further reduce its customer rates, which, if approved, would make the typical bill approximately 30 percent lower than the national average.

NextEra Energy and Hawaiian Electric share a common vision – a clean energy future with lower customer bills

NextEra Energy supports and will help accelerate Hawaiian Electric's plans to deliver:

- **20% Lower Bills**
- **65% Renewable Energy**
- **Triple Distributed Solar, including Rooftop**
- **More Service Options**

NextEra Energy, the world's largest generator of renewable energy from the wind and sun, shares Hawaiian Electric's vision of increasing renewable energy, modernizing its grid, reducing Hawaii's dependence on imported oil, integrating more rooftop solar energy and, importantly, lowering customer bills.

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NEXTERA ENERGY AND HAWAIIAN ELECTRIC INNOVATION ADVERTISEMENT



CONTINUED COMMITMENT TO LOCAL COMMUNITIES AND SOCIAL RESPONSIBILITY

NextEra Energy shares Hawaiian Electric's values of protecting the environment, giving back to our communities and respecting our local culture

NextEra Energy has been recognized among the top 10 companies worldwide for both community responsibility and innovativeness and first among electric and gas utilities for innovation, social responsibility and quality of products/services on Fortune's 2015 list of "World's Most Admired Companies. Additionally, NextEra Energy has been named as a 2015 World's Most Ethical Company® by the Ethisphere Institute.

NextEra Energy enjoys a longstanding reputation as a strong corporate citizen throughout the communities in which it operates. Consistent with that, NextEra Energy expects to maintain Hawaiian Electric's overall current level of corporate giving in Hawaiian Electric's communities. In addition, NextEra Energy is committed to being an industry leader in environmental protection and stewardship, and manages programs that protect wildlife species and their habitats, including among many others: sea turtles, crocodiles and manatees.

Through NextEra Energy Resources and its position as the world's largest generator of renewable energy from the wind and the sun, NextEra Energy will add value to Hawaii's strategically important energy industry. NextEra Energy has had a presence in Hawaii for several years and has gained familiarity with and respect for Hawaii's island culture.

Following the close of the transaction, Hawaiian Electric will continue to operate under its current name, be locally managed from existing operations, and remain headquartered in Honolulu. In addition, NextEra Energy plans to establish a local Hawaiian Electric advisory board, whose purpose will be to provide input on matters of local and community interest.

READ MORE

NextEra Energy Fortune Recognition

NextEra Energy recognized as a World's Most Ethical Company® for eighth time

PUC Filing Factsheet

Local Factsheet

NextEra Energy in Action

As a part of NextEra Energy's commitment to the environment, its electric utility, Florida Power & Light Company (FPL), announced on March 06, 2015 that it will acquire and phase out the Cedar Bay coal plant based in Jacksonville, Florida. This announcement has received support from various environmental groups, including the following:

BEYOND COAL

"This announcement is a win for clean air, clean water, and public health…This phase-out shows that Florida can follow the national trend of moving beyond coal and develop a strong Clean Power Plan to reduce climate disrupting carbon emissions, and demonstrates that utilities can meet new standards for clean air, climate change, and public health while benefiting Florida consumers."

Kelly Martin, Campaign Representative for the Sierra Club's Beyond Coal Campaign

The Nature Conservancy

"[The proposal is an] innovative approach to promote energy solutions that will help reduce emissions in Florida."

Temperince Morgan, Executive Director of the Florida Chapter of The Nature Conservancy

NRDC

"This move by Florida Power & Light is a prime example of the sort of constructive steps power companies can and should take – for both economic and environmental reasons – to set Florida on a path to smart, cost-effective compliance with the EPA Clean Power Plan."

Pamela Rivera, Partnership and Constituency Advocate for the Natural Resources Defense Council (NRDC)

NEXTERA ENERGY AND HAWAIIAN ELECTRIC TO HOST A SERIES OF INFORMATIONAL OPEN HOUSES ACROSS HAWAII

We are pleased to be visiting communities across Hawaii to allow residents the opportunity to provide input and learn more about NextEra Energy and how the proposed merger will advance a more affordable clean energy future for Hawaii.

The informational open houses provide an opportunity for the companies to gather valuable feedback from the community, to introduce the public to NextEra Energy and to share the near- and long-term benefits that the merger will deliver to Hawaiian Electric customers and the state of Hawaii. There are 13 meetings scheduled on Oahu, Hawaii Island, Maui, Molokai and Lanai from April 7 to April 16.

Senior leaders and other employees from NextEra Energy and Hawaiian Electric will be available to discuss NextEra Energy's track record in increasing renewable energy, lowering customer bills, creating innovative solutions for modernizing the grid and supporting local communities, as well as all the expected benefits from the proposed merger.

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Open House Brochure
Open House Community Flyer
Companies to Host Informational Open Houses Across Hawaii

Schedule:

Each open house will be held from 5 to 8 PM Hawaii Standard Time. Please drop by anytime during the open house to visit our informational booths, meet and talk with employees of NextEra Energy and the Hawaiian Electric Companies, ask questions, and share your thoughts. The dates and locations for the meetings are as follows:

April 7	**Central Maui**: Maui Electric Auditorium	**South Maui**: Kihei Community Center
April 8	**West Maui**: Lahaina Civic Center	**Lanai**: Lanai Senior Hall
April 9	**Molokai:** Kaunakakai Elementary School Cafeteria	
April 13	**Hilo, Hawaii**: Hilo High School Cafeteria	**Puna, Hawaii**: Pahoa High School Cafeteria
April 14	**West Hawaii**: Kealakehe High School Cafeteria	**Waimea, Hawaii**: HPA Village Campus Dining Hall
April 15	**West Oahu**: Kapolei High School Cafeteria	**Leeward Oahu:** Pearl City High School Cafeteria
April 16	**Honolulu**: Ward Warehouse, Kakaako Conference Room	**Windward Oahu**: Windward Community College, Hale Akoakoa

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A COMPELLING COMBINATION TO DRIVE SHAREHOLDER VALUE

Combining with Hawaiian Electric aligns with NextEra Energy's strategy to be North America's leading clean energy company. Hawaiian Electric will, in turn, benefit from NextEra Energy's unique strengths and skills.

- Hawaiian Electric Industries will combine with NextEra Energy in a transaction valued at approximately $4.3 billion, including the assumption of $1.7 billion in HEI debt and excluding HEI's banking subsidiary
- Neutral to EPS for NextEra Energy shareholders in first full year post-close; accretive thereafter
- Contingent upon the transaction closing, ASB Hawaii, the parent company for American Savings Bank (ASB), will be spun off to HEI shareholders

What HEI Shareholders Will Receive:

- The market sees the value of a completed merger with NextEra Energy and spin-off of American Savings Bank:



HEI 30-Day Average Closing Price
Without NEE Offer
$27.72
With NEE Offer
$33.36
Before Announcement
10/22/14 – 12/03/14
After Announcement
12/04/14 – 1/16/15

- If the merger is completed, for each HEI share, shareholders will receive .2413 NextEra Energy shares + .3333 ASB Hawaii shares + a special cash dividend of $0.50
- Except for the special cash dividend, the value HEI shareholders will receive is expected to be **tax-free**

IMPORTANT INFORMATION TO VOTE FOR THE MERGER

The special meeting of HEI shareholders will be held on May 12, 2015, at 9:30 a.m. Hawaii time

3 easy ways to vote:

If you own shares *directly with HEI*:

1. Mark, sign, date and return the proxy card you received in the mail
2. Call toll-free **1-888-693-8683** (have your proxy card with you)
3. Visit **www.cesvote.com** (have your proxy card with you)

If you own shares *through a broker*:

1. Mark, sign, date and return the voting instruction form you received in the mail
2. Call toll-free **1-800-454-8683** (have your voting instruction form with you)
3. Visit **www.proxyvote.com** (have your voting instruction form with you)

NextEra Energy has a strong record of growing share value and dividends

- NextEra Energy has a strong record of growing share value and dividends to shareholders
- Poised for **continued growth**



Dividends Per Share
Hawaiian Electric Industries
NextEra Energy
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
10-Year Shareholder Return
12/31/2004 - 12/31/2014*
300%
250%
200%
150%
100%
50%
0%
300%
NextEra Energy
Hawaiian Electric Industries
S&P 500
S&P 500 Electric Utilities Index
S&P 500 Utilities Index
*with dividend reinvestment

- A leading bank in Hawaii with **solid profitability and a history of high performance**
- **Intends to pay attractive dividends** that are expected to grow over time

Both NextEra Energy and American Savings Bank expect to have attractive, growing dividends.

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PUC FILING PRESS RELEASE
NEXTERA ENERGY AND HAWAIIAN ELECTRIC INDUSTRIES TO COMBINE
HAWAIIAN ELECTRIC INDUSTRIES TO SPIN OFF ASB HAWAII INTO A NEW, PUBLICLY TRADED COMPANY
TRANSACTION FACTSHEET
INVESTOR PRESENTATION
S-4 Q&A

IN CONNECTION WITH THE COMBINATION, HAWAIIAN ELECTRIC INDUSTRIES PLANS TO SPINOFF ASB HAWAII INTO AN INDEPENDENT PUBLICLY TRADED COMPANY

As it has for nearly 90 years, American Savings Bank will continue to perform at a high level, serve the interests of its customers and employees, and remain a strong supporter of the community.

American Savings Bank is one of Hawaii's largest full-service financial institutions with over $5 billion in assets, more than $4 billion in deposits, 56 branches and 1,200 employees.

It was recently named one of *Hawaii Business Magazine's "Best Places to Work"* for the fifth consecutive year and to *American Banker "Best Banks to Work For"* list for the second consecutive year.

The spinoff transaction will not result in any changes to American Savings Bank's operations and American Savings Bank will maintain its strong market position, serving and investing in Hawaii.

The plan to establish ASB Hawaii as an independent publicly traded company reflects the strength of the bank's business and its talented team. American Savings Bank will continue to benefit from its experienced management team, led by President and CEO, Richard Wacker, and its history of high performance, and solid profitability.

Following the spinoff, American Savings Bank will remain based in Hawaii and continue to provide a full range of financial products and services, including business and consumer banking, home loans, insurance and investments, corporate banking and commercial real estate lending.

HEI shareholders would receive distribution of stock in ASB Hawaii pro rata to their ownership interest in HEI. The spinoff is expected to be tax-free for HEI shareholders. In addition, ASB Hawaii's tax basis in its assets is expected to be increased to reflect their fair market value at the time of the spinoff, which is expected to create a deductible amortization of an intangible asset for tax purposes and a corresponding deferred tax asset (DTA) for generally accepted accounting principles purposes, improving regulatory capital ratios and providing improved cash flow by reducing cash taxes as the DTA is amortized.

The spinoff is expected to be completed immediately prior to and is contingent upon the completion of the combination of HEI with NextEra Energy, which is expected to occur in the fourth quarter of 2015, and remains subject to shareholder and regulatory approvals. The spinoff is also subject to customary conditions and final approval by the HEI board of directors.

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AMERICAN SAVINGS BANK ANNOUNCEMENT PRESS RELEASE

ABOUT OUR COMPANIES

About NextEra Energy

NextEra Energy is the nation's leading renewable energy company headquartered in Juno Beach, Fla. NextEra Energy's principal subsidiaries include Florida Power & Light Company (FPL), one of the nation's largest and most well-respected electric utilities, and NextEra Energy Resources, LLC, which together with its affiliated entities (NextEra Energy Resources), is the world's largest generator of renewable energy from the wind and sun. NextEra Energy has been recognized among the top 10 companies worldwide for both community responsibility and innovativeness and first among electric and gas utilities for innovation, social responsibility and quality of products/services on Fortune's 2015 list of "World's Most Admired Companies. Additionally, NextEra Energy has been named as a 2015 World's Most Ethical Company® by the Ethisphere Institute. Through NextEra Energy Resources, NextEra Energy brings to bear all the capabilities of a renewable energy leader, including utility-scale and distributed solar, wind and battery storage, as well as the resources to help accelerate Hawaiian Electric's efforts to pursue a new energy future in Hawaii. Together, FPL and NextEra Energy Resources have completed more than $24 billion worth of major capital projects since 2003, overall on time and under budget.

FPL serves approximately 4.7 million customers in a state that, like Hawaii, has no indigenous fossil fuels and was once the largest consumer of oil among all U.S. utilities. Since 2001, FPL has reduced its reliance on imported oil by more than 99 percent (going from 41 million barrels of oil per year to approximately 300,000), improved its overall fuel efficiency by 20 percent and saved its customers more than $7.5 billion in fuel costs. FPL's operational excellence has supported low customer bills, including typical residential customer electric bills that are approximately 25 percent lower than the national average. In fact, FPL recently filed a request to further reduce its customer rates, which, if approved, would make the typical bill approximately 30 percent lower than the national average. Additionally, FPL's highly efficient generation fleet is one of the cleanest and most modern among utilities nationwide. FPL also has developed, built and operates one of the nation's most modern grid networks and offers the highest reliability among Florida's investor-owned utilities, ranking in the top quartile nationally, with more than 99.98 percent reliability. In 2014, FPL received two prestigious reliability-related awards by PA Consulting Group – Outstanding Technology and Innovation in the U.S. and Outstanding Reliability Performance in the U.S. South region.

About Hawaiian Electric Industries and Hawaiian Electric Company

Hawaiian Electric Industries (HEI) is headquartered in Honolulu, Hawaii, and operates two subsidiaries: Hawaiian Electric Company and American Savings Bank. The Hawaiian Electric Company is made up of three utilities—Hawaiian Electric, Maui Electric and Hawaii Electric Light—which together provide electric service for approximately 450,000 customers or 95 percent of Hawaii residents. American Savings Bank is one of Hawaii's largest full-service financial institutions with over $5 billion in assets, more than $4 billion in deposits, and 56 branches across the state.

When the combination is complete, Hawaiian Electric will retain its name and join FPL and NextEra Energy Resources as a third principal business within NextEra Energy's family of companies. ASB Hawaii, the parent company of American Savings Bank, will be spun off to HEI shareholders contingent upon and immediately prior to the completion of the combination.

PRESS RELEASES

March 25, 2015	Florida Power & Light unveils new smart grid technology center
March 23, 2015	NextEra Energy and Hawaiian Electric Companies to Host Open House Informational Meetings Across Hawaii
March 12, 2015	Florida Power & Light ranked most reliable of Florida's major electric companies
March 9, 2015	NextEra Energy recognized as a World's Most Ethical Company® for eighth time
March 9, 2015	Florida Power & Light files to reduce customer rates
March 6, 2015	Florida Power & Light announces innovative plan to acquire and phase out coal-fired power plant, saving customers millions of dollars
February 25, 2015	NextEra Energy named to Fortune's 2015 list of 'World's Most Admired Companies'
February 12, 2015	Hawaiian Electric Industries Reports 2014 Year-End & Fourth Quarter Earning
January 29, 2015	NextEra Energy and Hawaiian Electric File Joint Application with the PUC
January 15, 2014	NextEra Energy reports 2014 fourth-quarter and full-year financial results
December 3, 2014	NextEra Energy and Hawaiian Electric Industries to Combine
December 3, 2014	Hawaiian Electric Industries to Spin Off ASB Hawaii into a New, Publicly Traded Company

ADDITIONAL INFORMATION

PUC FILING FACTSHEET
A MESSAGE FROM JIM ROBO AND CONNIE LAU
TRANSACTION FACTSHEET
LOCAL FACTSHEET
NEXTERA ENERGY B-ROLL
HAWAIIAN ELECTRIC B-ROLL

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CONTACT US

	Media	Investors
NextEra Energy	Robert L. Gould Vice President, Chief Communications Officer Debra Larsson Manager, Financial and Sustainability Communication Media Line: (561) 694-4442 Media.Relations@NextEraEnergy.com	Investor Relations: (561) 694-4697 investors@nexteraenergy.com
Hawaiian Electric Industries and Hawaiian Electric Company	A.J. Halagao Manager, Corporate & Community Advancement (808) 543-5889 ajhalagao@hei.com	Cliff Chen Manager, Investor Relations & Strategic Planning (808) 543-7300 IR@hei.com
American Savings Bank	Jayson Harper First Vice President, Director of Communications and Public Relations (808) 538-2652 jharper@asbhawaii.com	

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “predict,” and “target” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE’s or HEI’s plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI’s bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the “Risk Factors” section of HEI’s or NEE’s most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the definitive proxy statement/prospectus that is included in the Registration Statement on Form S-4 that NEE has filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE’s and HEI’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NEE nor HEI undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between NEE and HEI, NEE filed with the SEC a registration statement on Form S-4 that includes a definitive proxy statement of HEI and that also constitutes a prospectus of NEE. The registration statement was declared effective by the SEC on March 26, 2015. HEI will first mail the definitive proxy statement/prospectus to its shareholders on March 30, 2015. NEE and HEI may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from NEE’s website (www.investor.nexteraenergy.com) under the heading “Investor Relations” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from HEI’s website (www.hei.com) under the tab “Investor Relations” and then under the heading “SEC Filings.” Additional information about the proposed transaction is available at a joint website launched by the companies at www.forhawaiisfuture.com.

PARTICIPANTS IN THE MERGER SOLICITATION

NEE, HEI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from HEI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of HEI shareholders in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus that has been filed with the SEC. You can find information about NEE’s executive officers and directors in its definitive proxy statement filed with the SEC on March 25, 2015. You can find information about HEI’s executive officers and directors in its Annual Report on Form 10-K filed with the SEC on February 26, 2015. Additional information about NEE’s executive officers and directors and HEI’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from the sources indicated above.

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FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “predict,” and “target” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE’s or HEI’s plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI’s bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain

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NextEra Energy and Hawaiian Electric share a common vision – a clean energy future with lower customer bills. Hawaiian Electric has filed plans with the PUC to enhance Hawaii’s energy future by lowering electric bills, giving customers more service options and nearly tripling the amount of distributed solar, while achieving one of the nation’s highest levels of renewable energy by 2030.

NextEra Energy supports Hawaiian Electric’s goals, and is committed to modernizing Hawaii’s electric grids, reducing Hawaii’s dependence on imported oil, integrating more rooftop solar energy, and importantly, lowering customer bills.

Joining with NextEra Energy provides Hawaiian Electric with the added capacity, resources and access to deep operational expertise to strengthen and **accelerate Hawaii’s clean energy transformation**, while **delivering substantial customer benefits, including lower costs**.

COME JOIN US – APRIL INFORMATIONAL OPEN HOUSES

NextEra Energy and Hawaiian Electric will be hosting a series of informational open houses across Hawaii to allow residents the opportunity to provide input and learn more about NextEra Energy and the benefits of the proposed merger. Click here to learn more

SAVING OUR CUSTOMERS MILLIONS ON THEIR ELECTRIC BILLS

That’s the power of this partnership. Hawaiian Electric customers will benefit from approximately $60 million in cumulative savings, as well as NextEra Energy’s commitment to not file for a general base rate increase for at least four years. Together, Hawaiian Electric and NextEra Energy will deliver significant value and savings to customers.

READ MORE:

- NextEra Energy and Hawaiian Electric Companies to Host Open House Informational Meetings Across Hawaii
- NextEra Energy named to Fortune’s 2015 list of ‘World’s Most Admired Companies’
- NextEra Energy recognized as a World’s Most Ethical Company® for eighth time
- Florida Power & Light ranked most reliable of Florida’s major electric companies
- Florida Power & Light files to reduce customer rates

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